Exhibit 99.1
Jumia Reports Third Quarter 2024 Results
Continued Execution on Fundamentals, Resilient Top-Line Growth in Challenging Macro Conditions and Significantly Improved Liquidity Position
Lagos, November 7, 2024 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the third quarter ended September 30, 2024.
Results highlights for the third quarter 2024
•Revenue of $36.4 million, down 13% year-over-year, or up 9% in constant currency.
•GMV of $162.9 million, down 1% year-over-year, or up 29% in constant currency.
•Operating loss of $20.1 million compared to $18.3 million in the third quarter of 2023, up 10% year-over-year, and up 6% in constant currency.
•Adjusted EBITDA loss of $17.0 million compared to $14.8 million in the third quarter of 2023, up 15% year-over-year, and up 10% in constant currency.
•Loss before income tax from continuing operations of $17.8 million in the third quarter of 2024, down 17% year-over-year or down 2% in constant currency.
•Liquidity position of $164.6 million, an increase of $71.8 million in the third quarter of 2024, that includes the net proceeds from the August 2024 At-the-Market (ATM) offering, compared to a decrease of $19.0 million in the third quarter of 2023.
•Net cash flows used in operating activities of $26.8 million compared to $24.0 million in the third quarter of 2023.
Company Commentary
“In the third quarter we continued to strengthen the underlying fundamentals of the business. We saw growth in both Quarterly Active Customers, up 1% year-over-year, and Orders, up 4% over the prior year, as we continue to focus on diversifying our supply and strengthening the Jumia value proposition. We are encouraged to see continued resilience in our usage and business fundamentals despite the significant first quarter currency depreciation headwinds in Nigeria and Egypt that continue to impact reported GMV and topline revenue.
We undertook several major operational steps in the quarter, including improvements to our logistics network and the consolidation of our warehouse footprint to enable greater efficiencies and increase supply capacity. While these changes negatively impacted operations and expenses in the third quarter, we believe that these efforts position us well to scale and drive profitable growth as we expand our footprint beyond the major cities (“upcountry”). We also recently decided to cease operations in South Africa and Tunisia in order to better allocate our resources to markets with stronger growth potential. While these updates will have a near-term impact on our operations and financial performance, we believe that our efforts position the business well to scale on our path to profitability.
As we move forward, we are committed to taking a disciplined approach to managing our operations. The proceeds of our recent capital raise will help to accelerate our growth trajectory. However, we are committed to accelerating our strategy in a disciplined manner that avoids excess spending and will position the business for profitable growth over the long term.” - Francis Dufay, CEO

SELECTED FINANCIAL INFORMATION

Financial Results for the third quarter ended September 30, 2024

	For the three months ended					For the nine months ended
	As reported		YoY Change	Constant currency	YoY Change	As reported		YoY Change	Constant currency	YoY Change
In USD million, unless otherwise stated	September 30, 2023	September 30, 2024		September 30, 2024		September 30, 2023	September 30, 2024		September 30, 2024
Revenue	41.7	36.4	(12.7)%	45.5	9.0%	127.0	121.8	(4.1)%	161.0	26.7%
Gross Profit	22.2	22.9	2.9%	29.0	30.3%	70.0	75.6	8.0%	101.4	44.7%
Fulfillment expense	(9.8)	(10.3)	5.4%	(11.9)	21.7%	(32.2)	(29.0)	(9.9)%	(36.8)	14.3%
Sales and Advertising expense	(4.4)	(4.4)	(1.1)%	(5.9)	33.8%	(15.2)	(12.5)	(17.7)%	(18.0)	17.9%
Technology and Content expense	(9.7)	(9.7)	(0.6)%	(9.9)	2.0%	(31.6)	(27.5)	(13.0)%	(28.3)	(10.3)%
G&A expense, excluding SBC(1)	(15.5)	(17.6)	14.0%	(19.5)	26.0%	(56.9)	(50.5)	(11.3)%	(59.6)	4.8%
Adjusted EBITDA(1)	(14.8)	(17.0)	15.0%	(16.3)	10.1%	(57.6)	(37.6)	(34.7)%	(33.7)	(41.4)%
Operating Income/ (Loss)	(18.3)	(20.1)	9.6%	(19.4)	5.8%	(68.8)	(48.7)	(29.3)%	(46.4)	(32.6)%
Loss before Income tax from continuing operations(2)	(21.4)	(17.8)	(16.8)%	(19.2)	(1.5)%	(81.5)	(79.9)	(1.9)%	(66.0)	(5.0)%
_________________________
(1) See “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of non-IFRS measures to IFRS measures.
(2) Loss before income tax from continuing operations in constant currency, and the corresponding year-over-year change, excludes the impact of foreign exchange recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $(1.9) million in the third quarter of 2023 and $1.7 million in the third quarter of 2024. For the nine months ended September 30, these amounts were $(12.0) million in 2023 and $(11.7) million in 2024, respectively.
Revenue
•Revenue1 of $36.4 million, down 13% year-over-year or up 9% year-over-year on a constant currency basis.
◦Marketplace revenue, comprised of commissions, fulfillment revenue, value added services and marketing and advertising revenue was $20.6 million, up 7% year-over-year or up 37% year-over-year on a constant currency basis. The increase was primarily driven by commissions from third-party corporate sales in Egypt, partially offset by the impact of foreign exchange devaluations.
◦First-party sales revenue was $15.5 million, down 29% year-over-year or down 14% year-over-year on a constant currency basis, driven by lower first-party corporate sales in Egypt, and the impact of foreign exchange.
Gross Profit
•Gross profit was $22.9 million, up 3% year-over-year or up 30% year-over-year on a constant currency basis, largely in line with the evolution of third-party sales.
•Gross profit as a percentage of GMV was flat at 14%, when compared to the third quarter of 2023.
◦The percentage of orders of physical goods benefiting from customer incentives decreased from 27% in the third quarter of 2023 to 26% in the third quarter of 2024.
Expenses
•Fulfillment expense amounted to $10.3 million, up 5% year-over-year or up 22% year-over-year on a constant currency basis. This increase was primarily driven by one-time costs associated with ongoing warehouse consolidations and growth in orders. The impact was partially offset by currency devaluations, primarily in Nigeria and Egypt. The Company expects these consolidation efforts to drive operational efficiencies and cost savings in the coming quarters.
◦Fulfillment expense per Order, excluding JumiaPay app Orders, which do not incur logistics costs, remained flat year-over-year at $2.40 or up 16% year-over-year on a constant currency basis.
•Sales and Advertising expense remained flat year-over-year at $4.4 million or up 34% year-over-year on a constant currency basis, driven by targeted spending on online marketing.
•Technology and Content expense remained flat year-over-year at $9.7 million or up 2% year-over-year on a constant currency basis. This was driven by savings from reduced staff costs offset by ongoing investments to improve the platform’s quality and integrity.
•General and Administrative expense was $18.9 million, up 13% year-over-year or up 24% year-over-year on a constant currency basis.
◦General and Administrative expense, excluding share-based compensation, was $17.6 million, up 14% year-over-year or up 26% year-over-year on a constant currency basis.
◦The year-over-year increase in General and Administrative expense was primarily due to the non-recurrence of a $6.0 million provision reversal recorded in the third quarter of 2023, which did not recur in the third quarter of 2024. The impact was partially offset by reductions in various cost components, including staff costs, reflecting the Company’s ongoing cost management initiatives.
Loss before income tax from continuing operations
•Operating loss was $20.1 million, up by 10% year-over-year or up 6% year-over-year on a constant currency basis. This increase reflects the net impact of revenue and expense dynamics described above, primarily driven by the absence of the prior year's non-recurring tax provision benefit recognized under General and Administrative expense.
•Loss before income tax from continuing operations was $17.8 million, down 17% year-over-year. This improvement was primarily driven by a shift from net foreign exchange losses in the third quarter of 2023 to net foreign exchange gains in the third quarter of 2024. These positive effects more than offset the increase in operating loss, particularly the impact on General and Administrative expense from the non-recurrence of the prior year's tax provision benefit.
•Loss before income tax from continuing operations, which excludes the impact of foreign exchange recorded in finance income and finance costs, was down 2% in constant currency.
Cash Position
•As of September 30, 2024, the Company’s liquidity position was $164.6 million, comprised of $85.8 million in cash and cash equivalents and $78.8 million in term deposits and other financial assets.
•Jumia’s liquidity position increased $71.8 million in the third quarter of 2024 as compared to a decrease of $19.0 million in the third quarter of 2023, and a decrease of $8.7 million in the second quarter of 2024. This increase in the third quarter of 2024 was primarily driven by the proceeds from the Company's recently completed ATM offering.
◦The net proceeds from the offering were $94.7 million after accounting for all equity transaction costs. In the statement of cash flows for the third quarter of 2024, Jumia reported $96.7 million related to this transaction. The remaining transaction costs will be reflected in subsequent periods as they are paid
•Net cash flow used in operating activities was $26.8 million in the third quarter of 2024 as compared to $24.0 million in the third quarter of 2023, driven by negative working capital contribution, notably impacted by third-party sales cycles, and a one-time provision settlement of $1.8 million. The change in liquidity position in the third quarter of 2024 was also impacted by technology subscription fees, aimed at enhancing platform quality and integrity, and the continued optimization of the warehouse network.
•Jumia continues to adhere to a disciplined cash management approach while advancing strategic growth initiatives.
USE OF PROCEEDS OF THE AUGUST CAPITAL RAISE
Following the completion of Jumia’s August capital raise, which generated $94.7 million in net proceeds, the Company plans to allocate the funds to support key operational and strategic growth initiatives. Specifically, the Company expects that the proceeds will be directed towards:
•Refocusing on the Company’s most promising markets and opportunities: Stripping away non-strategic businesses and offerings, including ceasing operations in South Africa and Tunisia by year end 2024.
•Improving vendor technology: Making investments to improve the Company’s technology across several areas with a focus on the customer and vendor experience and improving overall operating efficiency.
•Expanding customer acquisition: Amplifying efforts to attract and retain customers by leveraging relevant local marketing channels and diversifying the Company’s marketing mix.
•Scaling the Company’s logistics network: Strengthening and expanding the Company’s logistics capabilities to improve delivery efficiency, service quality and to continue extending the Company’s footprint outside of major urban areas.
•Expanding the Company’s supplier base and overall assortment: Broadening the Company’s supplier network and increasing our product offering to meet growing demand.
The precise allocation of these funds may vary based on future revenue, operational cash flow, and other influencing factors. Jumia retains broad discretion in deploying the net proceeds to ensure alignment with its long-term strategic goals.
1In addition to marketplace revenue and first-party sales, revenue included other revenue of $0.6 million in the third quarter of 2023 and $0.3 million in the third quarter of 2024. In the nine months ended September 30, 2024, other revenue was $1.3 million compared to $1.8 million in the nine months ended September 30, 2023.

SELECTED OPERATIONAL KPIs
1.Marketplace KPIs

	For the three months ended					For the nine months ended
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change	Constant currency	YoY Change
	September 30, 2023	September 30, 2024		September 30, 2024		September 30, 2023	September 30, 2024		September 30, 2024
Quarterly Active Customers (million)	2.0	2.0	1.1%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Orders (million)	5.7	5.9	4.1%	n.a.	n.a.	14.7	15.3	4.3%	n.a.	n.a.
GMV (USD million)	164.1	162.9	(0.7)%	211.6	28.9%	516.5	514.5	(0.4)%	693.7	34.3%
TPV (USD million)	42.4	45.0	6.1%	59.1	39.3%	133.0	136.3	2.5%	210.5	58.3%
JumiaPay Transactions (million)	2.7	3.0	9.8%	n.a.	n.a.	5.4	6.8	25.3%	n.a.	n.a.
•GMV declined by 1% year-over-year to $162.9 million and Orders increased by 4% year-over-year. The decline in GMV was heavily impacted by currency devaluations, as on a constant currency basis GMV increased by 29% year-over-year. The growth in Orders was driven by continued efforts to enhance and diversify Jumia’s product assortment as part of the increased focus on the customer value proposition.
◦Jumia continues to take a disciplined and selective approach to marketing spend focused on targeting more efficient marketing channels, such as search engine optimization (“SEO”), customer relationship management (“CRM”) and relevant offline local channels (e.g. radio and print) while also leveraging its JForce network.
◦As a result of these efforts, Jumia is attracting what it believes to be a stickier and higher quality customer base as evidenced by a 304 basis point year-over-year improvement in repurchase rates with reference to the second quarter of 2024.
▪Jumia’s cohort analysis indicates that 39% of new customers, who placed an order for a product or a service on the platform in the second quarter of 2024, completed a second purchase within 90 days. This represents an improvement compared to 36% of new customers from the second quarter of 2023, who reordered within 90 days.
•JumiaPay Transactions reached 3.0 million, an increase of 10% year-over-year mainly driven by increased penetration of JumiaPay on delivery in the third quarter of 2024.
◦Ongoing efforts to streamline the user experience and the continued rollout of JumiaPay on delivery to increase cashless orders has positioned JumiaPay as an enabler of the Company’s e-commerce platform.
•TPV increased by 6% year-over year, largely due to the increased use of JumiaPay on delivery. TPV as a percentage of GMV increased to 28% in the third quarter of 2024 compared to 26% in the third quarter of 2023.

EVENTS AFTER THE REPORTING DATE
In October 2024, Jumia announced its decision to cease operations in South Africa and Tunisia by year end 2024. In the first nine months of 2024, South Africa and Tunisia together accounted for just 2% of orders and 3% of GMV. The Company anticipates that ceasing operations in South Africa and Tunisia may temporarily negatively impact its financial metrics. Short term effects will include employee termination costs, lease termination costs, asset liquidation and impairments. In the longer term, these changes to Jumia's geographic footprint are expected to enhance operational efficiency and resource allocation, enabling the Company to focus on markets with stronger growth trajectories. The Company believes this strategic realignment will support its path toward sustainable growth.

GUIDANCE
Jumia remains committed to reducing its losses and accelerating its progress towards cash efficiency and profitable growth.
The Company reiterates its outlook for 2024:
•It aims to further reduce its cash utilization as compared to FY 2023.
•Based on the positive impact of its growth strategy, Jumia projects an increase in both orders and GMV in 2024, excluding the potential impact of foreign exchange.
The above forward-looking statements reflect Jumia’s expectations as of November 7, 2024, are subject to change and involve inherent risks, which are partially or fully beyond its control. These risks include but are not limited to political and economic conditions across countries where it operates, the broader economic impact of the ongoing regional conflicts and global supply chain issues.

CONFERENCE CALL AND WEBCAST INFORMATION
Jumia will host a conference call to discuss its third quarter 2024 results at 8:30 AM ET on November 7, 2024.

Interested parties can access the conference at :
US Dial-in (Toll Free): 888-506-0062
International Dial-in: 973-528-0011
United Kingdom Dial-in: 44 20 3355 4169
Entry Code: 910892

The live call will also be available via webcast on Jumia’s Investor Relations Website: https://investor.jumia.com/investor-relations/default.aspx.

A replay of the call will be available until Thursday, November 21, 2024 and can be accessed by dialing 877-481-4010 for toll free access or 919-882-2331 for international access using the replay passcode: 51388.

(UNAUDITED)
Consolidated statement of comprehensive income as of September 30, 2023 and 2024

	For the three months ended		For the nine months ended
In thousands of USD	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Revenue	41,715	36,431	126,996	121,798
Cost of revenue	(19,475)	(13,552)	(56,957)	(46,156)
Gross profit	22,240	22,879	70,039	75,642
Fulfillment expense	(9,756)	(10,285)	(32,185)	(28,984)
Sales and advertising expense	(4,411)	(4,363)	(15,223)	(12,529)
Technology and content expense	(9,730)	(9,668)	(31,607)	(27,499)
General and administrative expense	(16,795)	(18,939)	(60,484)	(55,598)
Other operating income	128	703	707	1,176
Other operating expense	(22)	(440)	(87)	(884)
Operating loss	(18,346)	(20,113)	(68,840)	(48,676)
Finance income	1,770	2,678	7,782	4,662
Finance costs	(4,802)	(355)	(20,420)	(35,898)
Loss before Income tax from continuing operations	(21,378)	(17,790)	(81,478)	(79,912)
Income tax benefit / (expense)	(1,302)	889	(1,233)	343
Loss for the period from continuing operations	(22,680)	(16,901)	(82,711)	(79,569)
Loss for the period from discontinued operations	(195)	—	(3,825)	—
Loss for the period	(22,875)	(16,901)	(86,536)	(79,569)
Attributable to:
Equity holders of the Company	(22,871)	(16,900)	(86,509)	(79,553)
from continuing operations	(22,676)	(16,900)	(82,684)	(79,553)
from discontinued operations	(195)	—	(3,825)	—
Non-controlling interests	(4)	(1)	(27)	(16)
from continuing operations	(4)	(1)	(27)	(16)
Loss for the period	(22,875)	(16,901)	(86,536)	(79,569)
Other comprehensive income / (loss) to be classified to profit or loss in subsequent periods
Exchange differences gain on translation of foreign operations	20,659	14,748	200,541	217,525
Other comprehensive loss on net investment in foreign operations	(19,988)	(16,891)	(207,377)	(207,378)
Other comprehensive income on financial assets at fair value through OCI	1,909	427	2,528	3,579
Other comprehensive income / (loss)	2,580	(1,716)	(4,308)	13,726
Total comprehensive loss for the period	(20,295)	(18,617)	(90,844)	(65,843)
Attributable to:
Equity holders of the Company	(20,300)	(18,602)	(90,815)	(65,826)
Non-controlling interests	5	(15)	(29)	(17)
Total comprehensive loss for the period	(20,295)	(18,617)	(90,844)	(65,843)

(UNAUDITED)
Consolidated statement of financial position as of December 31, 2023 and September 30, 2024

	As of
In thousands of USD	December 31, 2023	September 30, 2024
Assets
Non-current assets
Property and equipment	14,361	16,853
Deferred tax assets	531	537
Other taxes receivables	4,721	4,091
Other non-current assets	1,289	1,251
Total Non-current assets	20,902	22,732
Current assets
Inventories	9,699	7,214
Trade and other receivables	23,157	12,993
Income tax receivables	2,000	2,718
Other taxes receivable	4,143	3,893
Prepaid expenses	9,470	8,152
Term deposits and other financial assets	85,088	78,756
Cash and cash equivalents	35,483	85,826
Total Current assets	169,040	199,552
Total Assets	189,942	222,284
Equity and Liabilities
Equity
Share capital	236,800	283,093
Share premium	1,736,469	1,792,181
Other reserves	160,729	176,972
Accumulated losses	(2,064,763)	(2,149,320)
Equity attributable to the equity holders of the Company	69,235	102,926
Non-controlling interests	(511)	(529)
Total Equity	68,724	102,397
Liabilities
Non-current liabilities
Non-current borrowings	2,357	7,160
Trade and other payables	125	62
Deferred tax liabilities	204	432
Other taxes payable	474	822
Provisions for liabilities and other charges	514	448
Total Non-current liabilities	3,674	8,924
Current liabilities
Current borrowings	3,718	4,064
Trade and other payables	55,425	52,760
Income tax payables	13,427	12,802
Other taxes payable	23,452	21,256
Provisions for liabilities and other charges	18,420	13,141
Deferred income	3,102	6,940
Total Current liabilities	117,544	110,963
Total Liabilities	121,218	119,887
Total Equity and Liabilities	189,942	222,284

(UNAUDITED)
Consolidated statement of cash flows as of September 30, 2023 and 2024

	For the three months ended		For the nine months ended
In thousands of USD	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Loss before Income tax from continuing operations	(21,378)	(17,790)	(81,478)	(79,912)
Loss before Income tax from discontinued operations	(195)	—	(3,825)	—
Loss before Income tax	(21,573)	(17,790)	(85,303)	(79,912)
Depreciation and amortization of tangible and intangible assets	2,169	1,835	7,680	5,954
Impairment losses on loans, receivables and other assets	1,032	182	1,031	89
Impairment losses/(reversals) on obsolete inventories	(77)	178	271	378
Share-based payment expense	1,341	1,317	3,593	5,123
Net (gain)/loss from disposal of tangible and intangible assets	(16)	424	(31)	730
Change in provision for other liabilities and charges	(5,693)	(1,414)	(9,305)	(3,020)
Lease modification (income)/expense	18	4	27	(68)
Interest (income)/expense	(953)	(605)	(2,710)	219
Discounting effect (income)/expense	(135)	25	(79)	(181)
Net foreign exchange (gain)/loss	(2,769)	(1,928)	8,046	12,011
Net loss on financial instruments at fair value through profit or loss	684	—	447	16,163
Net loss recognized on disposal of debt instruments held at FVOCI	1,560	—	2,932	3,427
Share-based payment expense - settlement	(13)	(27)	(261)	(168)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables	5,557	565	9,051	5,582
(Increase)/Decrease in inventories	4,484	(287)	3,341	(48)
Increase/(Decrease) in trade and other payables, deferred income and other tax payables	(9,088)	(9,409)	368	4,955
Income taxes (paid)/received	(538)	115	(2,016)	(1,960)
Net cash flows used in operating activities	(24,010)	(26,815)	(62,918)	(30,726)
Cash flows from investing activities
Purchase of property and equipment	(334)	(870)	(1,477)	(1,796)
Proceeds from sale of property and equipment	33	30	83	115
Interest or other charges received	950	669	3,483	657
Movement in other non-current assets	115	(161)	367	(114)
Movement in term deposits and other financial assets	12,039	(30,238)	63,368	(8,659)
Net cash flows (used in) / from investing activities	12,803	(30,570)	65,824	(9,797)
Cash flows from financing activities
Interest settled - financing	—	(28)	—	(27)
Payment of lease interest	(225)	(72)	(904)	(508)
Repayment of lease liabilities	(739)	(745)	(4,237)	(3,127)
Equity transaction costs	(9)	(2,946)	(21)	(2,946)
Capital contributions	—	99,642	—	99,642
Net cash flows (used in) / from financing activities	(973)	95,851	(5,162)	93,034
Net (decrease)/increase in cash and cash equivalents	(12,180)	38,466	(2,256)	52,511
Effect of exchange rate changes on cash and cash equivalents	5,425	2,303	(15,038)	(2,168)
Cash and cash equivalents at the beginning of the period	61,040	45,057	71,579	35,483
Cash and cash equivalents at the end of the period	54,285	85,826	54,285	85,826

Forward Looking Statements
This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission for the year ended December 31, 2023. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS Financial and Operating Metrics
Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.
This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Customers, Quarterly Active Customers, Orders and GMV. We define Annual Active Customers Quarterly Active Customers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:
Annual Active Customers means unique customers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.
Quarterly Active Customers means unique customers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.
We believe that Annual Active Customers and Quarterly Active Customers are useful indicators of the adoption of our offering by customers in our markets.
Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.
We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.
Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
We use Quarterly Active Customers, Orders and GMV as some of many indicators to monitor usage of our platform.
Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.
We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by customers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.
JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.
We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by customers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.
We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.
Customer Incentives corresponds to incentives that we grant to our end customers, which include discounts and vouchers. These incentives are consideration payable to a customer and are recognized as a reduction of revenue.
We believe that the level of customer incentives is a useful indicator to measure our targeted marketing expenses related to customer discounts and vouchers.
General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based payment expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.
Adjusted EBITDA corresponds to loss for the period from continuing operations, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based payment expense.
Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Management uses Adjusted EBITDA:
•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our strategic initiatives; and
•to evaluate our capacity to expand our business.
Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:
•Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes;
•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.
The following table provides a reconciliation of loss for the period from continuing operations to Adjusted EBITDA for the periods indicated:

	For the three months ended		For the nine months ended
(USD million)	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Loss for the period from continuing operations	(22.7)	(16.9)	(82.7)	(79.6)
Income tax benefit / (expense)	1.3	(0.9)	1.2	(0.3)
Net Finance costs / (income)	3.0	(2.3)	12.6	31.2
Depreciation and amortization	2.2	1.8	7.7	6.0
Share-based payment expense	1.3	1.3	3.6	5.1
Adjusted EBITDA	(14.8)	(17.0)	(57.6)	(37.6)
Constant currency data
Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.
Constant currency metrics are calculated using the average foreign exchange rates for each month during 2023 and applying them to the corresponding months in 2024, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
The following table sets forth the constant currency data for selected metrics:

	For the three months ended					For the nine months ended
	As reported		YoY Change	Constant currency	YoY Change	As reported		YoY Change	Constant currency	YoY Change
In USD million, except percentages	September 30, 2023	September 30, 2024		September 30, 2024		September 30, 2023	September 30, 2024		September 30, 2024
Revenue	41.7	36.4	(12.7)%	45.5	9.0%	127.0	121.8	(4.1)%	161.0	26.7%
Marketplace revenue	19.3	20.6	6.7%	26.5	37.0%	65.0	66.5	2.4%	89.4	37.6%
Commissions	8.5	11.3	34.1%	15.1	78.9%	27.4	38.8	42.0%	52.2	90.6%
Fulfillment	4.2	3.9	(5.6)%	4.8	15.8%	13.6	11.4	(16.2)%	15.2	12.0%
Marketing and advertising	2.4	1.8	(25.2)%	2.1	(9.9)%	8.6	5.7	(34.6)%	7.3	(15.5)%
Value added services	4.3	3.6	(17.7)%	4.4	1.3%	15.4	10.7	(30.8)%	14.7	(4.2)%
First-party sales	21.8	15.5	(28.9)%	18.6	(14.5)%	60.3	54.0	(10.4)%	70.0	16.2%
Other revenue	0.6	0.3	(45.9)%	0.4	(41.0)%	1.8	1.3	(29.2)%	1.5	(13.4)%
Gross Profit	22.2	22.9	2.9%	29.0	30.3%	70.0	75.6	8.0%	101.4	44.7%
Fulfillment expense	(9.8)	(10.3)	5.4%	(11.9)	21.7%	(32.2)	(29.0)	(9.9)%	(36.8)	14.3%
Sales and Advertising expense	(4.4)	(4.4)	(1.1)%	(5.9)	33.8%	(15.2)	(12.5)	(17.7)%	(18.0)	17.9%
Technology and Content expense	(9.7)	(9.7)	(0.6)%	(9.9)	2.0%	(31.6)	(27.5)	(13.0)%	(28.3)	(10.3)%
G&A expense, excluding SBC	(15.5)	(17.6)	14.0%	(19.5)	26.0%	(56.9)	(50.5)	(11.3)%	(59.6)	4.8%
Adjusted EBITDA	(14.8)	(17.0)	15.0%	(16.3)	10.1%	(57.6)	(37.6)	(34.7)%	(33.7)	(41.4)%
Operating Income/ (Loss)	(18.3)	(20.1)	9.6%	(19.4)	5.8%	(68.8)	(48.7)	(29.3)%	(46.4)	(32.6)%
Loss before Income tax from continuing operations(1)	(21.4)	(17.8)	(16.8)%	(19.2)	(1.5)%	(81.5)	(79.9)	(1.9)%	(66.0)	(5.0)%

GMV	164.1	162.9	(0.7)%	211.6	28.9%	516.5	514.5	(0.4)%	693.7	34.3%
TPV	42.4	45.0	6.1%	59.1	39.3%	133.0	136.3	2.5%	210.5	58.3%
TPV as % of GMV	25.8%	27.6%		27.9%		25.7%	26.5%		30.3%
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(1) Loss before Income tax from continuing operations in constant currency, and the corresponding year-over-year change, excludes the impact of foreign exchange recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $(1.9) million for the third quarter of 2023 and $1.7 million for the third quarter of 2024. For the nine months ended September 30, these amounts were $(12.0) million in 2023 and $(11.7) million in 2024, respectively.